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      E-Mail: adelacruz@cgsh.com

January 3, 2018

VIA EDGAR

Office of Consumer Products

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Ms. Mara L. Ransom, Assistant Director

Re:	Central Puerto S.A.
Registration Statement on Form F-1; File No. 333-

Dear Ms. Ransom:

On behalf of our client, Central Puerto S.A. (“Central Puerto,” or the “Company”), we have set forth below the responses of the Company to the comments of the staff of the Office of Consumer Products (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated December 21, 2017 (the “Comment Letter”) with respect to the draft registration statement on Form F-1 confidentially submitted on December 4, 2017 (the “Registration Statement”). For ease of reference, the text of the Staff’s comments is set forth in full in this letter in boldface type and our responses are immediately below.

In addition to the amendments made in response to the Comment Letter, the Company has also updated the Registration Statement to include certain other information and data to reflect new developments since its December 4, 2017 submission, as well as generally to update the Registration Statement.

The Company is also filing to the Commission the aforementioned amended registration statement on Form F-1 (File No. 333-                ) (the “Amended Registration Statement”). References in this letter to the “Preliminary Prospectus” are to the preliminary prospectus contained in the Amended Registration Statement.

Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

Competition, page 135

1.	You disclose that the graphics in this section “break down market share of electric power generation supplies in Argentina as of September 30, 2017 and as of December 31, 2016,” and it appears that your market share was 11% and 15% for these respective periods. This graphic seems to be inconsistent with your statements elsewhere in the prospectus that in “the nine-month period ended September 30, 2017, [you] generated . . . approximately 20% of the power generated by private sector generation companies in the country . . . while in the year ended December 31, 2016, [you] generated . . . approximately 20% of the power generated by private sector generation companies in the country.” Please revise this discrepancy, or clarify our understanding of your disclosure. In this regard, we note that your statements elsewhere indicate that the 20% market share is based on power generated by the private sector, while your statement preceding your graphics in this section refers market share of electric power generation supplies generally.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that when discussing the “20% market share,” the Company is discussing its power generation as compared to total power generated by the private sector as of September 30, 2017 and as of December 31, 2016. On the other hand, when discussing the “11%” and “15%” market share the Company is referring to its market share of electric power generation supplies specifically as compared to total power generated in Argentina (i.e., both private and public sectors) as of September 30, 2017 and as of December 31, 2016. In order to clarify this distinction, we have included in the “Competition” section on page 178 of the Preliminary Prospectus a graph that breaks down the market share of private electric power generation such that investors are better able to understand the distinction that the Company is making.

Taxation

Certain United States Federal Income Tax Considerations, page 223

2.	It appears that you do not intend to file a tax opinion with respect to United States Federal Income Tax Considerations. Considering the complexity and uncertainty of your disclosures related to foreign tax credits and your status as a Passive Foreign Investment Company, please tell us why you do not think one is needed. Alternatively, please file an opinion that addresses U.S. tax matters. See Item 601 of Regulation S-K, and Section III.A. of Staff Legal Bulletin No. 19, available on our website.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has reviewed Item 8(a) of Form F-1, Item 601(b)(8) of Regulation S-K, as well as Section III.A.2 of Staff Legal Bulletin No. 19. Item 8(a) of Form F-1, Item 601(b)(8) of Regulation S-K and the Staff Legal Bulletin require a tax opinion exhibit to be filed with a registration statement on Form F-1 “where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” Based on that standard, the Company does not believe that a tax opinion is necessary or appropriate in this case. The Company believes that not providing a tax opinion for a transaction of this kind is consistent with predominant market practice, notably in the Registration Statements No.  333-208880 (linked here), No.  333-218778 (linked here), No.  333-220347 (linked here), No.  333-218279 (linked here), No.  333-220395 (linked here).

The disclosure with respect to foreign tax credits describes statutory law. The law applies in this case as it does in a typical equity offering of a non-U.S. company. Those rules, although complex, are understood by investors or their tax advisors, and the disclosure is not based on unique knowledge of facts on the part of the issuer or its tax advisors. The disclosure is essentially the same as the foreign tax credit disclosure in numerous other registered securities offerings for which no tax opinion has been provided (see Registration Statements No. 333-208880, No. 333-218778, No. 333-220347, No. 333-218279, No. 333-220395, linked above). The only difference of any consequence from standard foreign tax credit disclosure is the disclosure relating the Argentine asset tax, because most other countries do not impose such taxes. Because asset taxes are not income taxes, they are not eligible as a matter of law for a foreign tax credit. In view of the fact that these rules are not ambiguous as applied to the Argentine taxes at issue in this case and that they are generally understood by investors or their tax advisors to operate as described in the disclosure, the Company does not believe that a tax opinion is necessary.

With respect to the PFIC issue, the Company does not believe that it is appropriate to provide an opinion. As described in the disclosure, the Company’s PFIC status depends on the classification of its income and assets. That classification must be made under U.S. tax rules. A critical rule in this regard is that assets must be valued at fair market value (see Internal Revenue Code section 1297(e)(1)), which under U.S. tax rules means the price at which a willing buyer would buy the asset from a willing seller.

Companies do not value the assets on their balance sheets on this basis, and it is not customary to request an appraisal of a company’s assets in order to provide PFIC disclosure. Consequently there is always some uncertainty as to the PFIC analysis. Staff Legal Bulletin Nr. 19 states that when it is not possible to opine on a material tax issue, the reasons for the inability to do so, and the possible alternatives and risks to investors, should be described. The disclosure does so. This is standard practice for U.S. tax disclosure for non-U.S. companies. Please see the discussion of market practice in this regard in the Report on Tax Opinions in Registered Offerings prepared by the New York State Bar Association Tax Section in response to the Staff Legal Bulletin, on page 8 of the Report, which explains that tax counsel may be unable to provide an opinion on PFIC status because of the highly factual nature of the conclusion. As stated in footnote 1 of the Report, it is our understanding, based on a statement by the then-Chief Counsel of the Division of Corporate Finance, that the Staff Legal Bulletin was not intended to revise substantially the existing practice with respect to tax opinions. The Report can be accessed at http://www.nysba.org/Sections/Tax/Tax_Section_Reports/Tax_Reports_2012/1261_report.html.

Material Argentine Tax Considerations, page 225

3.	We note that you have submitted as Exhibit 8.1 a form of tax opinion with respect to Argentine tax considerations prepared by Bruchou, Fernández, Madero & Lombardi, and the exhibit states that the discussion set forth in the registration statement under the caption “Taxation—Material Argentine Tax Considerations” is the opinion of counsel. Because it appears that counsel intends to render its opinion in short form, please revise this section of your registration statement to clearly state that it is the opinion of the named counsel. For guidance, refer to Section III.B.2. of Staff Legal Bulletin No. 19, available on our website.

Response: The Company acknowledges the Staff’s comment and, in response, has revised the disclosure in the Preliminary Prospectus to state that the discussion under the caption “Taxation—Material Argentine Tax Considerations” is the opinion of Bruchou, Fernández, Madero & Lombardi (see page 281 of the Preliminary Prospectus).

Audited consolidated financial statements of Central Puerto S.A.

Consolidated Statement of Financial Position, page F-4

4.	We note your response to comment 11 and the changes made to your interim financial statements. Please similarly revise your annual financial statements to provide all disclosures required by paragraph 79(a) of IAS 1.

Response: The Company acknowledges the Staff’s comment and, in response, has revised the Preliminary Prospectus to include the disclosure required by paragraph 79(a) of IAS 1 as a footnote to the consolidated statement of changes in equity for the year ended December 31, 2016, which is included on page F-5 of the Preliminary Prospectus.

Notes to the Audited Consolidated Financial Statements

a) Resolution SE No. 406/03 and other regulations related to WEM generators’ receivables, page F-8

5.	We note your response to comment 13 and have the following comments related to your FONINVEMEM plants:

•	We note that ownership of each thermal plant will transfer from a separate trust fund to the TJSM, TMB, and CVO “Operating Companies” once the plants are operational for ten years and other specified conditions are met. Citing applicable IFRS guidance, please tell us how the receiving entities will account for these transfers. In doing so, specify if the transfer will occur at historical or fair values and if the impact will be recorded within equity or income.

Response: The Company acknowledges the Staff ‘s comment and respectfully advises the Staff that the form in which the FONINVEMEM plants will be incorporated into the Operating Companies is currently not defined. Therefore, it is unclear how the Operating Companies will account for these transfers.

As of the date hereof, the legal mechanism to be used to transfer the thermal plants from FONINVEMEM trusts to the Operating Companies is not specified. Moreover, the extent to which the Argentine government will participate in the Operating Companies after the transfer is yet to be confirmed. Based on the agreements, it is expected that the transfers will be for no consideration. The Company believes that, absent any changes to the aforementioned agreements, the Operating Companies would account for the receipt of the plants in a way that is similar how it would account for a government grant, following the guidelines in paragraph 23 of IAS 20. In other words, the Operating Companies shall recognize the thermal plants at their fair values, with the corresponding amount recognized in income or deferred income depending on the terms of the transfer. An alternative of recognizing such assets at their nominal amount is permitted. This alternative is available even if the fair value of the asset differs materially from the nominal amount. Under IAS 8 an entity should select an accounting policy and apply it consistently.

•	We note that you consolidate CVO. Please tell us how you determined you control CVO and, in doing so, explain how you assessed whether there were any substantive participating rights held by other shareholders that might preclude consolidation. See paragraph B25 of IFRS 10. We also note that the Argentine government will be incorporated as a shareholder after ten years of operations. Please tell us if such incorporation could or will impact your consolidation of CVO.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has a 56.19% direct voting interest in CVO. At December 31, 2016, the assets and liabilities of CVO included in the Company’s consolidated financial statements represented approximately 0.4% and 0.7% of the total assets and liabilities of the Company, respectively, with no effects in any line items in the Company’s consolidated statement of income.

Decisions regarding relevant activities of CVO are made based on the simple majority of the votes at the shareholders’ meetings and the Company controls 56.19% of the voting rights. However, pursuant to a shareholders’ agreement entered into with Endesa Costanera S.A., Hidroeléctrica El Chocon S.A. and Central Dock Sud S.A. (the “Other Shareholders of CVO”), the following decisions can only be approved with the affirmative vote of the Other Shareholders of CVO: (i) entering into a merger, spin-off, transformation or liquidation; (ii) increasing or decreasing the capital stock; (iii) receiving capital contributions; (iv) entering into transactions with related parties; (v) amending the bylaws; (vi) entering into an operating and maintenance agreement for the thermal plant; (vii) approving the trust agreement in connection with the Vuelta de Obligado power plant and its amendments; (viii) filing any lawsuit against any governmental authorities, CAMMESA and/ or the FONINVEMEM trust fund currently holding Vuelta de Obligado’s power plant; (ix) entering into engineering services, gas supply and transportation agreements; and (x) entering into a power purchase agreement with CAMESSA for the thermal plant (the “Restricted Decisions”).

The board of directors of CVO consists of four members, two of which are appointed by each party to the shareholders’ agreement. In addition, the Company has the right to appoint the chairman of the board of directors of CVO, who has double vote in case of a tie.

Decisions on relevant activities at the board of directors’ level are made based on the approval of the majority of the directors of the board of directors. However, the Restricted Decisions may only be approved by the vote of at least one member of the board of directors appointed by the Other Shareholders of CVO.

The Company believes that although the Other Shareholders of CVO can block certain decisions as described above, those decisions are not related to relevant activities of the businesses, and are protective rights of the Other Shareholders of CVO that do not give them participating rights/power over CVO.

The Company supplementally advises the Staff that once the Argentine government becomes a shareholder of CVO, the Company will reassess whether it has control over CVO. If the incorporation of the Argentine government as a shareholder would cause the Company to lose control over CVO, then the Company will deconsolidate its interests in CVO.

•	In response to our last bullet, you indicate that, after ten years of operation, “the Operating Companies will begin to receive the revenue from the sale of electric power generated by such plants.” Please specify what you mean by this statement. In doing so, tell us the economic rights, such as distributions or dividends, you are entitled to receive on a pre- and post-transfer basis.

Response: The Company acknowledges the Staff ‘s comment and respectfully advises the Staff the following:

The phrase “the Operating Companies will begin to receive the revenue from the sale of electric power generated by such plants” means that after ten years of operations the Operating Companies will receive the transfer of ownership of the thermal plants, and they will become the owners of these plants. Therefore, the Operating Companies will receive the revenues from the sale of electric power generated by such plants once the Operating Companies receive property rights to such plants.

The Company supplementally advises the Staff that the Company is entitled to the economic rights of the Operating Companies at its relevant equity interest before and after the transfer of the thermal plants. After the transfer of the thermal plants, the Argentine government will be incorporated as a shareholder and the Company’s interest in the Operating Companies may be diluted; therefore, its economic rights may decrease.

12.1 Trade and other receivables, page F-41

6.	We note your response to comment 20. Please revise your disclosures to clearly explain to investors your methodology for accruing interest on CAMMESA receivables.

Response: The Company acknowledges the Staff’s comment and, in response, has revised the disclosure included in note 12.1 to the consolidated financial statements as of December 31, 2016 and for the year then ended, which is included on page F-41 of the Preliminary Prospectus.

16.1 Income tax, page F-51

7.	We note your response to comment 22. As previously requested, please clearly disclose that you recorded the tax provision during fiscal year 2014.

Response: The Company acknowledges the Staff’s comment and, in response, has revised the disclosure included in note 16.1 to the consolidated financial statements as of December 31, 2016 and for the year then ended, which is included on page F-51 of the Preliminary Prospectus.

* * *

The Company appreciates the Staff’s assistance in reviewing this response letter and the Amended Registration Statement.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Andrés de la Cruz at
+1 212 225 2208 or Emilio Minvielle at +54 11 5556 8922, both of Cleary Gottlieb Steen & Hamilton LLP.

Very truly yours,

/s/ Andrés de la Cruz

Andrés de la Cruz

cc:	Jorge Rauber
Chief Executive Officer
Central Puerto S.A.

Emilio Minvielle, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Juan Francisco Mendez, Esq.
Simpson Thacher & Bartlett LLP